SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Michael Levin
Metropolitan Venture Partners II, L.P.
432 Park Avenue South, 12th Floor
New York, NY 10012
(212) 561-1219
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

September 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 – Contributions of Partners of Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,384,824 (see Item 4)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,384,824 (see Item 4)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,384,824 (see Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (see Item 4)
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners (Advisors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 – Contributions of Partners of Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,384,824 (see Item 4)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,384,824 (see Item 4)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,384,824 (see Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (see Item 4)
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00 – Contributions of Partners of Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,384,824 (see Item 4)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,384,824 (see Item 4)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,850 (see Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (see Item 4)
14	TYPE OF REPORTING PERSON* CO

Introduction

This Amendment No. 3 (this “Amendment”) to the Schedule 13D previously filed on October 15, 2002, as subsequently amended on January 22, 2003 and June 13, 2003 (the “Schedule 13D”) is being filed by Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP”), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership (“MetVP Advisors”) and Metropolitan Venture Partners Corp., a Delaware corporation (“MetVP Corp” and, together with MetVP and MetVP Advisors, the “Reporting Persons”) to supplement and amend certain Items and the Exhibit Index of the Schedule 13D.  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D.  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D

Item 1. Security and Issuer

This Amendment relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Direct Insite Corp., a Delaware corporation (the “Issuer” or the “Company”).  The principal executive offices of DIRI are located at 80 Orville Drive Bohemia, New York 11716.

Item 2. Identity and Background.

The executive officers of MetVP Corp are listed below. The principal business address of the Reporting Persons and for each executive officer is at 432 Park Avenue South, 12th Floor, New York, New York 10016.  Each executive officer is a citizen of the United States of America:

Name	Position

Michael Levin	Managing Director
Paul K. Lisiak	Managing Director

Schedule I attached hereto and incorporated herein sets forth with respect to each director of MetVP Corp his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Each of the foregoing executive officers and directors, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control MetVP, MetVP Advisors and/or MetVP Corp.  As stated above, MetVP Advisors and MetVP Corp may be deemed to share beneficial ownership with respect to the Common Stock of which MetVP has beneficial ownership.  Each of the foregoing executive officers and directors may be deemed to have shared beneficial ownership of such shares of Common Stock. However, such individuals disclaim beneficial ownership of such shares of Common Stock.

Michael Levin serves on the board of directors of DIRI.

Item 3. Source and Amount of Funds or Other Consideration.

The Schedule 13D is hereby amended and supplemented to report the following transactions involving shares of Common Stock resulting in a change in the beneficial ownership of the shares of Common Stock by the Reporting Persons:

On October 1, 2002, the Company issued 3,338 shares of Common Stock to Peter B. Yunich, who at that time was a principal of the Reporting Persons and served as a member of the Company’s board of directors. The shares of Common Stock were issued to Mr. Yunich in consideration for services as a member of the Company’s board of directors.  Mr. Yunich assigned and transferred all 3,338 shares of Common Stock to MetVP in consideration of the estimated taxes incurred by Mr. Yunich in connection therewith.  The funds for the acquisition of the shares of Common Stock were obtained from investment funds available to MetVP and its affiliates.

On December 1, 2003, MetVP acquired options to purchase a total of 400,000 shares of Common Stock at an exercise price of $0.75 (the “December 2003 Options”), which options were granted in connection with certain advisory services provided by MetVP in connection with the private placement of the shares of Series C Preferred (as defined below).  On November 20, 2008, MetVP exercised its right to purchase all 400,000 shares of Common Stock issuable upon exercise of the December 2003 Options in exchange for aggregate gross proceeds of $300,000. The funds required for the purchase of shares of Common Stock issued upon exercise of the December 2003 Options were obtained by offsetting against cash dividends due and payable to MetVP by the Company.

On December 16, 2003, MetVP purchased 165 shares of Series C Redeemable Preferred Stock of the Company (the “Series C Preferred”) for a purchase price of $165,000 and in connection therewith, MetVP received warrants to purchase 176,508 shares of Common Stock at an exercise price of $0.93 per share (the “Initial Series C Warrants”).  On March 15, 2004, MetVP purchased an additional 125 shares of Series C Preferred for a purchase price of $125,000 and in connection therewith, MetVP received warrants to purchase an additional 135,502 shares of Common Stock at an exercise price of $0.92 (the “Follow-On Series C Warrants” and, together with the Initial Series C Warrants, the “Series C Warrants”).  On November 20, 2008, MetVP exercised its rights to purchase all 312,010 shares of Common Stock issuable upon exercise of the Series C Warrants in exchange for aggregate gross proceeds of approximately $290,000.  The funds required for the purchase of shares of Common Stock issued upon exercise of the Series C Warrants were obtained by offsetting against cash dividends due and payable to MetVP by the Company.

 On February 18, 2004, the Company issued 7,792 shares of Common Stock to Peter B. Yunich, who at that time was a principal of the Reporting Persons and served as a member of the Company’s board of directors. The shares of Common Stock were issued to Mr. Yunich in consideration for services as a member of the Company’s board of directors.  Mr. Yunich assigned and transferred all 7,792 shares of Common Stock to MetVP in consideration of the estimated taxes incurred by Mr. Yunich in connection therewith.  The funds for the acquisition of the shares of Common Stock were obtained from investment funds available to MetVP and its affiliates.

On March 26, 2004, the Company issued 4,167 shares of Common Stock to Peter B. Yunich, who at that time was a principal of the Reporting Persons and served as a member of the Company’s board of directors. The shares of Common Stock were issued to Mr. Yunich in consideration for services as a member of the Company’s board of directors.  Mr. Yunich assigned and transferred all 4,167 shares of Common Stock to MetVP in consideration of the estimated taxes incurred by Mr. Yunich in connection therewith.  The funds for the acquisition of the shares of Common Stock were obtained from investment funds available to MetVP and its affiliates.

On November 19, 2004, the Company issued 13,770 shares of Common Stock to MetVP. The shares of Common Stock were issued in consideration for Peter B. Yunich’s services as a member of the Company’s board of directors.

On March 29, 2005, MetVP entered into a Securities Purchase Agreement with the Company whereby MetVP purchased Senior Subordinated Secured notes (the “Notes”) and in connection therewith, MetVP received warrants to purchase 100,000 shares of Common Stock at an exercise price of $0.90 per share (the “Senior Note Warrants”).  As a result of certain adjustment provisions to the exercise price in the Series Note Warrants, the exercise price of the Series Note Warrants was subsequently reduced to $0.01 per share.  On November 20, 2008, MetVP exercised its right to purchase all 100,000 shares of Common Stock issuable upon exercise of the Series Note Warrants in exchange for aggregate gross proceeds of $1,000.  The funds required for the purchase of the shares of Common Stock issued upon exercise of the Senior Note Warrants were obtained by offsetting against cash dividends due and payable to MetVP by the Company.

On August 14, 2006, MetVP acquired 54,780 shares of Common Stock from the Company, of which 41,683 shares were issued to MetVP in lieu of accrued and unpaid interest due to MetVP in respect of the Notes and the other 13,097 shares of Common Shares were issued directly to MetVP in lieu of issuing shares of Common Stock to Michael Levin in respect of his services on the Company’s board of directors.

On November 21, 2007, the Company and MetVP entered into an agreement resolving certain disputes which had arisen with respect to the payment of dividends and interest to MetVP in respect of the shares of Preferred Stock and in connection therewith, the Company issued to MetVP an aggregate of 100,000 restricted shares of Common Stock.

Pursuant to the terms of the Preferred Stock, on September 25, 2008, all 134,680 shares of Preferred Stock were automatically converted into 1,346,800 shares of Common Stock.

On January 9, 2009, in lieu of issuing shares of Common Stock to Michael Levin in respect of payment for services on the Company’s board of directors, the Company issued a total of 42,167 shares of Common Stock to MetVP.

Item 4. Purpose of Transaction.

Plans or Proposals of the Reporting Persons

Except as set forth above or in the Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of DIRI or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of DIRI or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a), (b)    As of the date of this statement, the Reporting Persons may be deemed to beneficially own  2,384,824 shares of Common Stock, representing, in the aggregate, approximately 22.3% of the outstanding shares of Common Stock, based on 10,686,739 shares of Common Stock issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships With Respect to Securities of DIRI.

Other than as described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits hereto or are incorporated herein by reference:

Exhibit 3.1	Certificate of Amendment of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock filed June 3, 2003 (1)

Exhibit 4.1	Form of Common Stock Purchase Warrant (2)

Exhibit 10.1	Stock Purchase and Registration Rights Agreement dated as of June 3, 2003 between Direct Insite Corp. and Metropolitan Venture Partners II, L.P. (1)

Exhibit 10.2	Stock Purchase and Registration Rights Agreement dated as of December 24, 2002 between Direct Insite Corp. and Metropolitan Venture Partners II, L.P. (3)

Exhibit 10.3	Settlement Agreement dated November 21, 2007 between Direct Insite Corp. and Metropolitan Venture Partners II, L.P. (4)

Exhibit 99	Joint Filing Agreement dated as of October 14, 2002 by and among MetVP, MetVP Advisors and MetVP Corp (1)

(1)	Incorporated herein by reference to the Schedule 13D, as filed with the Securities and Exchange Commission on October 15, 2002.

(2)	Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Direct Insite Corp. dated March 31, 2005.

(3)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Direct Insite Corp. dated December 24, 2002.

(4)	Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of Direct Insite Corp. dated November 27, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP is true, complete and correct.

Dated: June 5, 2009

                METROPOLITAN VENTURE PARTNERS II, L.P.

                                                By: METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P., its general partner

                                                By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:   Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated: June 5, 2009

                METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P.

                                                By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:   Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: June 5, 2009

                                                METROPOLITAN VENTURE PARTNERS CORP.

                                                By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:   Vice President of Finance

SCHEDULE I

BOARD OF DIRECTORS OF METROPOLITAN VENTURE PARTNERS CORP.

All of the following individuals are directors of Metropolitan Venture Partners Corp.

Name/Address	Citizenship	Principal Occupation(s)/Address

Paul L. Lisiak Metropolitan Venture Partners 432 Park Avenue South, 12th Floor New York, NY 10016	United States
Managing Director
Metropolitan Venture Partners Corp.
432 Park Avenue South, 12th Floor
New York, NY 10016

Managing Director
Metropolitan Equity Partners, LLC
432 Park Avenue South, 12th Floor
New York, NY 10016

Michael Levin Metropolitan Venture Partners 432 Park Avenue South, 12th Floor New York, NY 10016	United States
Managing Director
Metropolitan Venture Partners Corp.
432 Park Avenue South, 12th Floor
New York, NY 10016

Chief Executive Officer
AsiaCrest Capital Advisors Limited
15C, 30 Queen’s Road Central
Hong Kong

Lawrence D. Hite Hite Capital Management 432 Park Avenue South, 12th Floor New York, NY 10016	United States	General Manager Hite Capital Management LLC 432 Park Avenue South, 12th Floor New York, NY 10016

Kevin J.P. Hayes Sugar Quay, Lower Thames Street London EC3R 6DU United Kingdom	United Kingdom	Finance Director and Company Secretary Man Group plc Sugar Quay, Lower Thames Street London EC3R 6DU United Kingdom

Adrian Blumfield 408 Jasper Way Superior, CO 80027	United Kingdom	Chairman Metropolitan Equity Partners, LLC 432 Park Avenue South, 12th Floor New York, NY 10016